EXHIBIT 12

AEP TEXAS CENTRAL COMPANY AND SUBSIDIARY
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,						Twelve Months Ended
	1998	1999	2000	2001	2002		9/30/03
Earnings:
Net Income Before Extraordinary Item and
Cumulative Effect of Accounting Change	$161,511	$187,718	$189,567	$184,787	$275,941		$318,823
Plus Federal Income Taxes	126,738	83,508	80,797	174,073	30,102		(2,845)
Plus State Income Taxes	--	--	3,532	14,849	3,616		8,429
Plus Provision for Deferred Income Taxes	(8,328)	19,938	16,263	(72,568)	113,655		164,662
Plus Deferred Investment Tax Credits	(3,858)	(5,207)	(5,207)	(5,207)	(5,207)		(5,207)
Plus Fixed Charges	124,807	118,911	132,785	125,194	132,236		139,373

Total Earnings	$400,870	$404,868	$417,737	$421,128	$550,343		$623,235

Fixed Charges:
Interest on Long-term Debt	$93,301	$87,413	$96,212	$86,980	$99,839	*	$113,533 *
Interest on Short-term Debt	19,506	19,498	22,830	25,023	19,442	*	15,525 *
Distributions on Trust Preferred Securities	12,000	12,000	11,940	11,208	10,560		7,920
Estimated Interest Element in Lease Rentals	--	--	1,803	1,983	2,395		2,395

Fixed Charges	$124,807	$118,911	$132,785	$125,194	$132,236		$139,373

Ratio of Earnings to Fixed Charges	3.21	3.40	3.14	3.36	4.16		4.47

* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no affect on the ratio.